Voi @voihealth · Jul 9

Invest in Voi: App-based suicide prevention and mental health support. Disclosure: help.wefunder.com/en_US/testing-...



AI-Augmented Screening and Prevention of Suicide
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Invest in Voi: We reduce suicide | Wefunder

We reduce suicide

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